

March 4, 2020

Stephanie M. Risk-McElroy
President and Chairman of the Board
George Risk Industries, Inc.
802 South Elm St.
Kimball, Nebraska 69145

> **Re: George Risk Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2019**
> **Response Letter filed March 2, 2020**
> **File No. 000-05378**

Dear Ms. Risk-McElroy:

We have reviewed your March 2, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5. 2020 letter.

Form 10-K for the Fiscal Year Ended April 30, 2019

Notes to the Financial Statements
Note 3. Investments, page F-17

1.   We note your response to comment 2. Please file your planned amendments to your Form 10-K for the fiscal year ended April 30, 2019 and Forms 10-Q for the periods ended July 31, 2019 and October 31, 2019, respectively.

  You may contact Andi Carpenter at 202-551-3645 or Martin James, Senior Advisor at 202-551-3671 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing